Exhibit (a)(10)

STATE OF MICHIGAN

IN THE CIRCUIT COURT FOR THE COUNTY OF WASHTENAW

DAVID RAUL as Custodian for TAMMY RAUL,	Case No. 2015-807-CB

Plaintiff,

vs.

STEPHANIE H. BOYSE, GARY L. COWGER,

HAROLD M. KARP, MITCHELL I. QUAIN,

ROBERT E. ROSSITER, TERENCE C. SEIKEL,

DOUGLAS M. SULIMAN, JR., TECUMSEH PRODUCTS COMPANY,

MUELLER INDUSTRIES, INC., ATLAS HOLDINGS LLC,

MA INDUSTRIAL JV LLC, and MA INDUSTRIAL SUB INC.,

Defendants.

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SOMMERS SCHWARTZ, P.C. Andrew Kochanowski (P55117) Attorneys for Plaintiff One Towne Square, Suite 1700 Southfield, MI 48076 (248) 355-0300	LIFSHITZ & MILLER Joshua M. Lifshitz Edward W. Miller Co-Counsel for Plaintiff 821 Franklin Avenue, Suite 209 Garden City, NY 11530 (516) 493-9780

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There is no other civil action pending or was previously filed and dismissed, transferred, or otherwise disposed of arising out of the transaction or occurrence alleged in the Complaint.
The case is to be designated as a Business Court Case In accordance with MCR 2.112(o)

Andrew Kochanowski

CLASS ACTION COMPLAINT AND JURY DEMAND

1. This is a stockholder class action brought on behalf of the public stockholders of Tecumseh Products Company (“Tecumseh” or the “Company”) against the Company’s Board of

Directors (the “Board”) for breaches of fiduciary duty arising out of Defendants’ decision to sell the Company to Mueller Industries, Inc. (“Mueller”) and Atlas Holdings LLC (“Atlas”, collectively with Mueller, “Mueller and Atlas”) at an inadequate and for an unfair price following a grossly unfair process (the “Proposed Merger”) pursuant to an Agreement and Plan of Merger between Tecumseh, Mueller and Atlas dated as of August 5, 2015 (the “Merger Agreement”).

2. Plaintiff alleges that the sale of Tecumseh to Mueller and Atlas contemplated by the Merger Agreement is unfair and inequitable to the Tecumseh public stockholders and constitutes a breach of the fiduciary duties of the directors in the sale of Tecumseh. Plaintiff also alleges that the Merger Agreement and transactions approved and contemplated thereby, including the Tender Offer, are unfairly and inequitably coercive to the public stockholders in a sale of the Company and that the stockholders are not provided with a voluntary choice whether to tender their shares.

3. The Merger Agreement contemplates, among other things, a tender offer by Mueller and Atlas for all Tecumseh shares at $5.00 per share conditioned on obtaining a majority of the outstanding shares (the “Tender Offer”), a so-called “Top-Up Option” giving Mueller and Atlas the right to buy additional new Tecumseh shares at $5.00 to give Mueller and Atlas 90% ownership, and a short-form merger at $5.00 per share by virtue of the tendered shares plus the additional new shares.

4. The Tender Offer will commence on or after the date that is 14 days after the date of the Merger Agreement, August 5, 2015, but in no event later than 10 business days following such date, and will remain open for at least twenty business days, subject to possible extension in accordance with the terms set forth in the Merger Agreement.

5. The Tecumseh Board of Directors has unanimously recommended that Tecumseh stockholders tender.

6. The consideration to be paid to the class members is unfair and grossly inadequate because, among other things: (a) the intrinsic value of the stock of Tecumseh is materially in excess of $5.00 per share, giving due consideration to the possibilities of growth and profitability of Tecumseh in light of its business, earnings and earnings power, present and future; (b) the $5.00 per share price offers an inadequate premium to the public stockholders of Tecumseh; and (c) the $5.00 per share price is not the result of arm’s-length negotiations but was fixed arbitrarily by certain insiders and Mueller and Atlas to “cap” the market price of Tecumseh stock, as part of a plan for Mueller and Atlas to obtain complete ownership of Tecumseh assets and business at the lowest possible price.

7. Defendants have exacerbated their breaches of fiduciary duty by agreeing to lock up the Proposed Merger with deal protection devices that preclude other bidders from making a successful competing offer for the Company. Specifically, defendants agreed to: (i) a limited go shop period beginning on August 5, 2015 and ending 30 days later (the “Go Shop Period”), whereby, the Company is permitted to solicit or initiate discussions with third parties regarding other proposals to acquire the Company. After the end of the Go Shop Period, the Company has agreed to (a) cease any ongoing discussions and negotiations with any third party with respect to acquisition proposals and (b) not solicit or initiate discussions with third parties regarding other proposals to acquire the Company and it has agreed to certain restrictions on its ability to respond to such proposals, in each case subject to certain limited exceptions to allow for the fulfillment of certain fiduciary requirements of the Company’s board of directors; (ii) a matching rights provision that allows Mueller and Atlas 3 business days to match any competing proposal in the event one is made; and (iii) The Merger Agreement also contains termination provisions for the Company and Parent and provides that, in connection with the termination of the Merger Agreement, (a) the Company may be required to pay Parent a termination fee of $3,828,088.57 or $3,588,833.03. These provisions limit the Board of Director’s ability to act with respect to investigating and pursuing superior proposals and alternatives including a sale of all or part of Tecumseh.

8. The Proposed Merger serves no legitimate business purpose for Tecumseh but rather is an attempt by defendants to enable Mueller and Atlas to benefit unfairly from the transaction at the expense of Tecumseh’s public shareholders. The proposed cash-out transaction will forever divest Tecumseh public shareholders of their ownership interest in the Company for grossly inadequate consideration. As such, the Proposed Merger will deny Plaintiff and the other members of the class their right to share proportionately in the future success of Tecumseh and its valuable assets, while permitting certain Tecumseh insiders and Mueller and Atlas to reap huge financial benefits from the transaction. Accordingly, judicial scrutiny of the Proposed Merger is necessary to ensure that the best interest of all Tecumseh shareholders, and not the interests of the defendants, was the basis for the Tecumseh Board decision to enter into the Proposed Merger.

9. In entering into the Merger Agreement, each of the Defendants violated and continues to violate applicable law by directly breaching and/or aiding and abetting the Defendants’ breaches of their fiduciary duties of loyalty, due care, independence, good faith and fair dealing.

10. As alleged herein, the Proposed Merger is the product of a hopelessly flawed process that was designed to sell Tecumseh to Mueller and Atlas on terms detrimental to Plaintiff and the other public stockholders of Tecumseh.

PARTIES

11. Plaintiff, David Raul As Custodian For Tammy Raul (“Raul”), resides in the State of New York, City of Brooklyn, and is the biological father of Tammy Raul. David Raul is and has been at all relevant times a shareholder of Tecumseh.

12. Defendant Tecumseh Products Company (“Tecumseh”) is a Michigan corporation with its principal place of business located 5683 Hines Drive, Ann Arbor, Michigan 48108. The Company manufactures and sells hermetically sealed compressors. The Company was founded in 1930 and is headquartered in Ann Arbor, Michigan. As of August 3, 2015, Tecumseh has 18,563,056 shares of common stock outstanding. The Company’s stock trades under the symbol “TECU” on the NASDAQ GS.

13. Defendant Stephanie H. Boyse (“Boyse”) is and has been at all relevant times a director of the Company since 2013. She currently serves on the Company’s Governance and Nominating Committee and Compensation Committee (Chairperson). She has served as President and Chief Executive Officer of Brazeway, Inc., a manufacturer of frost-free evaporators for household refrigeration and extruded aluminum tubing and heat transfer components for the heating, ventilation and air conditioning, appliance and automotive industries, since 2007. She started with Brazeway in December 1991.

14. Defendant Gary L. Cowger (“Cowger”) is and has been at all relevant times Chairman of the Board of the Company since 2013 and serves on the Company’s Governance and Nominating Committee (Chairman). He has served since November 2009 as Chairman and Chief Executive Officer of GLC Ventures, LLC, a general consulting services company.

15. Defendant Harold M. Karp (“Karp”) is and has been a director of the Company since January 2014. He has served as the Company’s President and Chief Executive Officer since September 18, 2014. Karp served as the Company’s interim President and Chief Executive Officer from June 27, 2014 until September 18, 2014, when he was named permanent President and Chief Executive Officer. From January 2014 until June 27, 2014, Mr. Karp was a self- employed consultant providing operational analysis to third parties. He was employed either by The Alpine Group, Inc. or one of its portfolio companies from 1995 to 2013, serving in various senior operating positions. The Alpine Group, Inc. is an investment firm, which has since liquidated, that operated and actively managed companies in the specialty materials, coatings, wire and cable products and electronic components sectors. Most recently, Karp served as President and Chief Operating Officer from February 2007 to December 2013 of Wolverine Tube, Inc., a company The Alpine Group, Inc. was invested in, which manufactured custom engineered products providing thermal management solutions to the heating, ventilation, air conditioning, refrigeration, appliance, electronic cooling and petrochemical markets. Wolverine Tube, Inc. filed for bankruptcy protection under Chapter 11 of the Federal Bankruptcy Code in November 2010, emerged as a private company in June 2011 and was sold in pieces between April 2012 and July 2013, with Karp remaining employed through a transition period ending in December 2013. He also served from 2003 to 2007 as President and Chief Operating Officer of Essex Electric, Inc., an electrical wire manufacturer in which The Alpine Group, Inc. invested. Karp is a party to an amended and restated letter agreement with the Company that requires him to be elected as the Company’s President and Chief Executive Officer.

16. Defendant Mitchell L. Quain (“Quain”) is and has been at all relevant times a director of Tecumseh since 2014. He currently serves on the Company’s Governance and Nominating Committee and Audit Committee. Quain has served as a Senior Advisor of The Carlyle Group L.P., a private investment firm, since January 2012. From January 2010 through December 2011, Mr. Quain was a Partner of One Equity Partners, LLC, a private equity investment firm. From March 2008 to December 2009, he served as Senior Director and then Managing Director of ACI Capital Co., LLC, a private equity investment firm. Prior to joining ACI Capital Co., LLC, from January 2004 through February 2008, Mr. Quain was a private investor. From 2001 through 2003, Mr. Quain served as Vice Chairman of Investment Banking at ABN AMRO Bank N.V., a global full service wholesale and retail bank. Prior to 2001, he served at ABN AMRO Bank N.V., as Global Head of Industrial Manufacturing and of its banking business. From early 1997 until its acquisition by ING Barings, Mr. Quain was an Executive Vice President and a member of the Board of Directors and of the Management Committee of Furman Selz LLC, an international financial services and investment banking firm. From 1984 to early 1997, Mr. Quain was a partner with Wertheim & Company, Inc., an investor relations and communications company. Prior to that, he was a member of the research department of Wertheim & Company, Inc. Mr. Quain also serves as Chairman of the Board of Directors of MagneTek, Inc., a publicly-traded manufacturer of digital power and motion control systems, and serves on the Board of Directors of Hardinge Inc., a publicly-traded international provider of machine tools, RBC Bearings Incorporated, a publicly-traded specialty bearings manufacturer, and Astro-Med, Inc. a publicly-traded manufacturer of specialty printers, data acquisition systems and medical equipment.

17. Defendant Robert E. Rossiter (“Rossiter”) is and has been at all relevant times as a director of Tecumseh since 2014. He currently serves on the Company’s Compensation Committee.

18. Defendant Terence C. Seikel (“Seikel”) is and has been at all relevant times a director of Tecumseh since 2009. Seikel currently serves on the Company’s Audit Committee (Chairman) and Compensation Committee. He has served since January 2005 as President and Chief Executive Officer of Defiance Partners, LLC, a private investment firm, which he founded.

19. Defendant Douglas M. Suliman, Jr. (“Sulliman”) is and has been at all relevant times a director of Tecumseh since 2013. Suliman currently serves on the Company’s Governance and Nominating Committee and Audit Committee. He is a private investor and has also served since February 2011 as President of Breton Capital Management, LLC, a special situation private equity investment management firm. From February 2006 until December 2009, Suliman was Managing Member of NR Investments, LLC, a special purpose entity formed to invest in creditor claims.

20. The Defendants named in 13-19 are sometimes collectively referred to herein as the “Individual Defendants.”

21. Defendant Mueller Industries, Inc. is a leading manufacturer of copper tube and fittings; brass and copper alloy rod, bar and shapes; aluminum and brass forgings; aluminum and copper impact extrusions; plastic pipe fittings and valves; refrigeration valves, vessels and fittings; and fabricated tubular products. Mueller Industries’ operations are located throughout the United States and in Canada, Mexico, Great Britain, and China. Mueller Industries’ business is importantly linked to: (i) the construction of new homes; (ii) the improvement and reconditioning of existing homes and structures; and (iii) the commercial construction market which includes office buildings, factories, hotels, hospitals, etc.

22. Defendant Atlas Holdings LLC, founded in 2002, is headquartered in Greenwich, Connecticut. Atlas and its affiliates own 16 companies that employ nearly 15,000 associates and operate more than 100 facilities across the globe — generating approximately $4 billion in revenue annually. Atlas’ companies are engaged in a variety of industries, including aluminum processing, automotive, building materials, capital equipment, construction, energy, industrial services, packaging, paper, power generation, steel, and supply chain management.

23. Defendant MA Industrial JV LLC, (“Parent”), a Delaware limited liability corporation, was organized for the sole purpose of making a tender offer for the outstanding shares of common stock of Tecumseh and completing the Merger. Parent is owned by Mueller and Atlas.

24. Defendant MA Industrial Sub Inc. (“Sub”), a Michigan corporation and a wholly- owned subsidiary of Parent was organized for the sole purpose of making a tender offer for the outstanding shares of common stock of Tecumseh and completing the Merger.

25. Defendants Mueller, Atlas, Parent and Sub are collectively referred to herein as “Mueller and Atlas”, and are named herein as aiders and abettors to the Individual Defendants’ breaches of fiduciary duty.

CLASS ALLEGATIONS

26. Plaintiff brings this action individually and as a class action pursuant to the rules of this Court, on behalf of all stockholders of Tecumseh, except Defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the Defendants, who are threatened with injury arising from Defendants’ actions as is described more fully below (the “Class”).

27. This action is properly maintainable as a class action.

28. The Class is so numerous that joinder of all members is impracticable.

29. There are more than 18 million shares of Tecumseh common stock outstanding held by thousands of shareholders geographically dispersed across the country.

30. There are questions of law and fact which are common to the Class including, inter alia, the following:

(a) whether Defendants have breached and are continuing to breach their fiduciary duties of undivided loyalty, independence or due care with respect to Plaintiff and the other members of the Class in connection with the Proposed Merger; and

(b) whether Plaintiff and the other members of the Class would suffer irreparable injury were the transaction complained of herein consummated.

31. Plaintiffs claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class.

32. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.

33. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

34. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

SUBSTANTIVE ALLEGATIONS

Background

35. The Company offers air conditioning and refrigeration compressors, as well as condensing units, heat pumps, and refrigeration systems. The Company’s products are used in commercial refrigeration applications, including walk-in coolers and freezers, ice makers, dehumidifiers, water coolers, food service equipment and refrigerated display cases, and vending machines; household refrigerators and freezers; and residential and specialty air conditioning and heat pumps comprising window air conditioners, packaged terminal air conditioners, and recreational vehicle and mobile air conditioners. It also produces variable speed compressors for a range of mobile cooling applications that utilize battery and solar power, such as military, medical, telecommunications, aircraft, truck, bus, rail, and automotive applications; sub-assemblies, including indoor and outdoor condensing units, and multi-cell units; and refrigeration systems that use single and variable speed AC and/or DC powered compressors. The Company markets its compressor and condensing unit products under the Tecumseh, Masterflux, Silensys, Celseon, Vector, and Wintsys brands. It sells its products primarily through its sales staff, as well as independent sales representatives and authorized wholesale distributors to original equipment manufacturers in 97 countries.

36. On May 5, 2015, the Company announced via press release first quarter results. Specifically, the press release stated in pertinent part the following:

ANN ARBOR, Mich., May 5, 2015 /PRNewswire/ – Tecumseh Products Company (TECU), a leading global manufacturer of compressors and related products, today reported an operating loss of $2.1 million and a net loss of $3.2 million, or a net loss of $0.17 per share, on net sales of $159.3 million for the first quarter ended March 31, 2015. This compares with an operating loss of $5.8 million and a net loss of $11.1 million, or $0.60 per share, on net sales of $179.3 million for the first quarter of 2014.

“Tecumseh’s first quarter 2015 results are in line with our expectations and have improved from last year’s first quarter results,” stated Harold Karp, President and CEO. “Our new commercial wins around the globe, improving margins, and lower manufacturing costs are driving improved operating results and EBITDA from continuing operations.”

“As Tecumseh previously announced, we have been working on the development of a comprehensive restructuring plan, which included systemic changes in the Company’s products, operations, and footprint,” stated Harold Karp, President and CEO. “Management and the Board have expended substantial time and resources in refining and testing the various elements of the plan, including the retention of outside advisors and consultants to assist in evaluating the benefits and risks of implementing the plan. These efforts included a full exploration of all potential financing alternatives to fund the plan. While this plan demonstrated the highest present value per share for our shareholders, the Board and management determined that the financing of this plan would introduce risks and potential dilution that were not in the best interest of our shareholders. In consultation with management, the Board has determined that a revised plan would be a better approach, including focusing all management’s time on the continued improvement of the Company’s operations, product quality and the critical new product introductions.”

37. On August 4, 2015, the Company reported via a press release improved second quarter results. Specifically, the press release stated in pertinent part the following:

Tecumseh Products Company Reports Improved Second Quarter 2015 Results

•	Net sales decreased $29.1 million, or 15.1%, versus the same period of 2014 or 3.9% compared to the second quarter of 2014, excluding the effect of unfavorable changes in foreign currency translation of $21.6 million.

•	Net income for the second quarter ended June 30, 2015 was $1.7 million compared to a net loss of $8.7 million for the second quarter of 2014.

•	Operating income was $1.9 million for the 2015 second quarter compared to an operating loss of $6.2 million in the same period of 2014.

•	EBITDAR from continuing operations for the second quarter of 2015 was $10.3 million compared to $1.0 million in the second quarter of 2014 (EBITDAR is defined below).

ANN ARBOR, Mich., Aug. 4, 2015 /PRNewswire/ – Tecumseh Products Company (TECU), a leading global manufacturer of compressors and related products, today reported operating income of $1.9 million and net income of $1.7 million, or $0.09 per share, on net sales of $163.9 million for the second quarter ended June 30, 2015. This compares with an operating loss of $6.2 million and net loss of $8.7 million, or $0.47 per share, on net sales of $193.0 million for the second quarter of 2014.

“Tecumseh’s results have improved significantly in the second quarter of 2015,” stated Harold Karp, President and CEO. “Our focus on commercial and operational performance, combined with our emphasis on cost control is resulting in improved profitability. In addition, our new product launches, currently under way, will further improve our financial performance.”

REVIEW OF OPERATIONS

Revenue: Net sales in the second quarter of 2015 decreased by $29.1 million, or 15.1%, compared with the same period of 2014. Excluding the decrease in sales due to the effect of unfavorable changes in foreign currency translation of $21.6 million, net sales decreased by 3.9% compared to the second quarter 2014, primarily due to net lower sales volume and an unfavorable change in sales mix, as well as a slightly unfavorable change in price.

Sales of compressors used in commercial refrigeration and aftermarket applications represented 67% of our total sales and decreased by 10.9% to $110.1 million in the second quarter of 2015, when compared to the second quarter of 2014.

Sales of compressors used in household refrigeration and freezer (“R&F”) applications represented 18% of our total sales and decreased by 17.7% to $28.8 million in the second quarter of 2015, when compared to the second quarter of 2014.

Sales of compressors for air conditioning applications and all other applications represented 15% of our total sales and decreased by 27.3% to $25.0 million in the second quarter of 2015, when compared to the second quarter of 2014.

Gross profit: Gross profit increased by $9.3 million from $17.1 million, or 8.9% of net sales in second quarter of 2014 to $26.4 million, or 16.1% of net sales in the second quarter of 2015. The increase in gross profit in the second quarter of 2015 includes $5.7 million of net favorable changes in overhead costs, warranty and scrap costs and favorable tax settlements in Brazil, lower warranty costs of $4.4 million, favorable changes in currency exchange effect of $1.4 million and a net decrease in commodity costs of $0.7 million. These positive items were partially offset by unfavorable changes in volume and sales mix of $2.3 million and price of $0.6 million.

Selling and administrative (“S&A”): Our S&A expenses decreased by $2.9 million from $24.3 million in the second quarter of 2014 to $21.4 million in the second quarter of 2015. The decrease in S&A expenses was primarily due to a decline in payroll and other benefits of $3.0 million, lower professional fees of $0.3 million and lower travel and other expenses of $1.0 million, resulting from our cost containment initiatives. Such decreases were partially offset by an increase in incentive compensation of $1.4 million.

Other income (expense), net: Other income (expense), net decreased $1.2 million from $1.8 million in second quarter of 2014 to $0.6 million in second quarter of 2015.

Impairments, restructuring charges, and other items: We recorded $3.7 million of expense in impairments, restructuring charges, and other items in the second quarter of 2015, compared to $0.8 million of expense in the same period of 2014. This expense included $1.7 million related to severance, $0.9 million related to restructuring, $0.6 million related to business process re-engineering, and $0.5 million related to a legal settlement.

Income (loss) from Continuing Operations: Income from continuing operations for the second quarter ended June 30, 2015 was $2.0 million, or $0.11 per share, as compared to a loss from continuing operations of $8.4 million, or $0.46 per share for second quarter of 2014. The change was primarily related to the net favorable impact of currency exchange rates, lower warranty costs, net favorable changes in overhead costs, warranty and scrap costs, favorable tax settlements in Brazil, and cost containment initiatives, partially offset by lower sales for the second quarter of 2015, compared to the same period of 2014.

Cash Flow: Cash and cash equivalents were $15.7 million at the end of the second quarter of 2015 while cash balances were $42.7 million and $37.0 million at December 31, 2014 and June 30, 2014, respectively. Cash used in operating activities was $24.3 million for the six months ended June 30, 2015, as compared to $ 16.5 million of cash used in the first six months of 2014.

Cash used in investing activities was $3.7 million in the first six months of 2015 as compared to cash provided by investing activities of $5.0 million for the same period of 2014.

Cash provided by financing activities was $3.5 million in the first six months of 2015 as compared to cash used of $7.0 million for the same period of 2014.

The Merger

38. On August 5, 2015, the Company and Mueller and Atlas jointly announced that they had entered into a definitive agreement or the Proposed Merger for Mueller and Atlas to acquire the outstanding shares of Tecumseh for $5.00 per share in an all-cash tender offer. The press release stated in pertinent part:

TECUMSEH PRODUCTS COMPANY ENTERS INTO DEFINITIVE AGREEMENT TO BE ACQUIRED BY AN AFFILIATE OF MUELLER INDUSTRIES & ATLAS HOLDINGS

Tecumseh Products Company Stockholders to Receive $5.00 per Share in Cash

Tecumseh Products Company Will Remain a Standalone Business

Ann Arbor, MI – August 5, 2015 – Tecumseh Products Company (NASDAQ: TECU) (“Tecumseh” or “the Company”), a leading global manufacturer of compressors and related products, in conjunction with Mueller Industries, Inc. (NYSE: MLI) (“Mueller Industries”) and Atlas Holdings LLC (“Atlas Holdings”), today announced that they have entered into a definitive merger agreement under which an affiliate of Mueller Industries and Atlas Holdings will acquire Tecumseh in a transaction valued at approximately $123 million, including the assumption of net debt. The offer price of $5.00 per share in cash reflects a 155% premium based on Tecumseh’s closing price of $1.96 per share on August 4, 2015.

The proposed transaction would bring together Tecumseh, an iconic brand with a global footprint and market-leading positions, with new owners, Mueller Industries and Atlas Holdings, who will contribute market and operational expertise, as well as capital.

“We look forward to working with Mueller Industries and Atlas Holdings to help us achieve continued growth as we provide our customers with innovative, best-in-class products and outstanding service and support” stated Harold Karp, President and Chief Executive Officer of Tecumseh.

Transaction Overview

Under the terms of the merger agreement, an affiliate of Mueller Industries and Atlas Holdings will commence a tender offer for all the outstanding common stock shares of Tecumseh for $5.00 per share in cash, a 155% premium based on Tecumseh’s closing price of $1.96 per share on August 4, 2015. Tecumseh’s Board of Directors has unanimously approved the merger agreement.

Post Transaction Positioning

Tecumseh will remain a standalone business with its headquarters unchanged at the close of the proposed transaction. In addition, Tecumseh will continue to operate its global technology centers and manufacturing facilities in North America, South America, Europe and Asia. Tecumseh will become a privately held company and will be delisted from the NASDAQ Stock Market, strengthening the Company’s ability to focus on growing the business, launching new products and enhancing customer service levels. Tecumseh’s senior management is expected to remain in place post transaction close.

39. Citi is serving as the Company’s financial advisor, while Honigman Miller Schwartz and Cohn LLP is serving as its legal advisor. Willkie Farr & Gallagher LLP is serving as legal advisor to Mueller and Atlas.

40. The acquisition is subject to closing conditions, including a majority of the outstanding shares having been tendered in the tender offer and the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act.

41. The transaction is expected to be completed in the third quarter of 2015.

42. The Merger Agreement provides that all options to purchase shares that are outstanding immediately prior to the closing of the Merger, whether vested or unvested, will be canceled at the effective time in exchange for a cash payment equal to the excess of the Tender Offer price over the exercise price of the option, multiplied by the number of shares underlying the option, provided that if the per share exercise price of any option equals or exceeds the Tender Offer price, such option shall be cancelled without any payment. All stock appreciation rights (“SARs”) or phantom shares (whether vested or unvested) that are outstanding immediately prior to the Effective Time will be canceled and terminated as of the effective time in exchange for a cash payment equal to the aggregate number of shares that were subject to such SAR or phantom share immediately prior to the Effective Time multiplied by the Tender Offer price, less, in the case of a SAR, the per share exercise price of such SAR, provided that if the per share exercise price of any SAR equals or exceeds the Tender Offer price, such SARs shall be canceled without any payment. Each Company restricted stock unit or any deferred stock unit outstanding immediately prior to the Effective Time will be canceled and terminated as of the effective time and as consideration for such cancelation and termination, each holder of such RSU or DSU shall receive an amount equal to the number of Shares subject to such RSU or DSU immediately prior to the effective time multiplied by the Tender Offer price.

43. The $5.00 per share price agreed to by the Board does not currently represent fair value for the Company, in that it does not reflect the long-term value of the Company, and the future financial prospects of Tecumseh. In fact, in May 2014, Tecumseh stock traded as high as $7.75 per share.

THE PRECLUSIVE DEAL PROTECTION DEVICES

44. In addition to agreeing to a sale of the Company at an unfair price, the Individual Defendants agreed to onerous deal protection devices in breach of their fiduciary duties to Tecumseh shareholders, which prevent a superior offer from being made for the Company.

45. Specifically, defendants agreed to: (i) a limited Go Shop Period beginning on August 5, 2015 and ending 30 days later, whereby, the Company is permitted to solicit or initiate discussions with third parties regarding other proposals to acquire the Company. After the end of the Go Shop Period, the Company has agreed to (a) cease any ongoing discussions and negotiations with any third party with respect to acquisition proposals and (b) not solicit or initiate discussions with third parties regarding other proposals to acquire the Company and it has agreed to certain restrictions on its ability to respond to such proposals, in each case subject to certain limited exceptions to allow for the fulfillment of certain fiduciary requirements of the Company’s board of directors; (ii) a matching rights provision that allows Mueller and Atlas 3 business days to match any competing proposal in the event one is made; and (iii) The Merger Agreement also contains termination provisions for the Company and Parent and provides that, in connection with the termination of the Merger Agreement, (a) the Company may be required to pay Parent a termination fee of $3,828,088.57 or $3,588,833.03. These provisions limit the Board of Director’s ability to act with respect to investigating and pursuing superior proposals and alternatives including a sale of all or part of Tecumseh. These provisions substantially limit the Board of Director’s ability to act with respect to investigating and pursuing superior proposals and alternatives including a sale of all or part of Tecumseh.

46. The terms of the Merger Agreement considerably restrain the Company’s ability to solicit or engage in negotiations with any third party regarding an acquisition proposal to the Company. The circumstances under which Tecumseh’s Board may respond to an unsolicited written bona fide proposal for an alternative acquisition that constitutes or would reasonably be expected to constitute a superior proposal are restrictive and fail to provide an effective fiduciary out under the circumstances of the case.

47. Thus, even if the Board were to receive a bid that appeared to be better than Mueller and Atlas’s offer, these provisions unreasonably constrain the Board’s exercise of fiduciary responsibility to take measures to secure the best available transaction. Consequently, this provision prevents the Board from exercising their fiduciary duties of “shopping” the Company and precludes an investigation into competing proposals unless, as a prerequisite, the majority of the Board first determines that the proposal is superior.

48. Pursuant to the Merger Agreement, Tecumseh granted Mueller and Atlas an option to purchase the number of authorized and unissued Company shares equal to an additional number of Tecumseh shares such that immediately after the issuance of those additional shares,

Mueller and Atlas would own at least 90% of the outstanding shares of the Company (the “Top-Up Option”), in order to allow Mueller and Atlas to effect a short-form merger. The Top-Up Option provision is conditioned on Mueller and Atlas obtaining a majority of the Tecumseh’s public shares. In other words, if Mueller and Atlas acquires a majority of the currently outstanding shares in the Tender Offer, the Top-Up Option irrevocably grants Mueller and Atlas the right to purchase enough new Tecumseh shares from the Company to bring Mueller and Atlas’s ownership above the necessary 90% threshold for a short form merger. Such purchase price may be paid by Mueller and Atlas, at its election, either entirely in cash or by executing and delivering to the Company a promissory note having a principal amount equal to such purchase price, or by any combination of the foregoing. Any such promissory note shall bear interest at the rate of the prime lending rate prevailing from time to time during such period as published in the Wall Street Journal, shall mature on the first anniversary of the date of execution and delivery of such promissory note and may be prepaid without premium or penalty and shall have no other material terms.

49. Because the Top-Up Option is issued prior to the short form merger, the Court may consider the dilution caused by the option when it determines fair value of each Tecumseh share in an appraisal. The value of those shares held by stockholders who do not tender and who seek appraisal would be diluted by the Top-Up Option, and its impact on any subsequent Court valuation of “fair value” in an appraisal proceeding unfairly coerces stockholders to tender.

50. The Top-Up Option also provides a contractual right to Mueller and Atlas to attain the status of a 90% stockholder so long as a majority of the outstanding shares tender, and thereby avoid voting requirement and the fairness standard on controlling stockholders in transactions with the minority. The Top-Up and other preclusive deal protection devices constitute unfair and illegal abdications of directors’ authority and unfair and inequitable evasion of stockholder rights.

DEFENDANTS’ FIDUCIARY DUTIES

51. By reason of the Individual Defendants’ positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with Plaintiff and the other public shareholders of Tecumseh and owe Plaintiff and the other members of the Class a duty of good faith, fair dealing, loyalty and full and candid disclosure.

52. By virtue of their positions as directors and/or officers of Tecumseh, the Individual Defendants, at all relevant times, had the power to control and influence, and did control and influence and cause Tecumseh to engage in the practices complained of herein.

53. Each of the Individual Defendants is required to act in good faith, in the best interests of the Company’s shareholders and with due care, including reasonable inquiry, as would be expected of an ordinarily prudent person. In a situation where the directors of a publicly-traded company undertake a transaction that may result in a change in corporate control, Delaware law imposes the obligation on the directors to take all steps reasonably required to maximize the value that shareholders will receive rather than use a change of control to benefit themselves, and to disclose all material information concerning the proposed change of control to enable the shareholders to make an informed voting decision. To diligently comply with this duty, the directors of a corporation may not take any action that:

(a) adversely affects the value provided to the corporation’s shareholders;

(b) contractually prohibits them from complying with or carrying out their fiduciary duties;

(c) discourages or inhibits alternative offers to purchase control of the corporation or its assets; or

(d) otherwise adversely affects their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders.

COUNT I

CLAIM FOR BREACH OF FIDUCIARY DUTIES

54. Plaintiff repeats and realleges each allegation set forth herein.

55. The Individual Defendants have violated their fiduciary duties of care, good faith, loyalty and candor owed under applicable law to the public shareholders of Tecumseh and have placed the interests of insiders ahead of the interests of Tecumseh’s shareholders.

56. As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, good faith, care and candor owed to the shareholders of Tecumseh because, among other reasons:

(a) they failed to properly value Tecumseh;

(b) they failed to take steps to maximize the value of Tecumseh to its public shareholders and they took steps to avoid competitive bidding, and to give Mueller and Atlas an unfair advantage, by, among other things, failing to adequately solicit other potential acquirors or alternative transactions;

(c) they failed to properly value Tecumseh and its various assets and operations;

(d) they failed to provide shareholders with the material information necessary to make an informed decision as to whether or not to vote in favor of the Proposed Merger;

(e) they erected unreasonable barriers to other third-party bidders.

57. By the acts, transactions and courses of conduct alleged herein, the Individual Defendants, individually and as part of a common plan and scheme and in breach of their fiduciary duties of loyalty, good faith and due care to Plaintiff and the other members of the Class, have failed to adequately inform themselves about the true value of the Company and, by agreeing to the Proposed Merger with Mueller and Atlas, will unfairly deprive Plaintiff and other members of the Class of the true value of their investment in Tecumseh.

58. Tecumseh shareholders will, if the Proposed Merger is consummated, be deprived of the opportunity for substantial gains which the Company may realize.

59. By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have failed to exercise care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other Tecumseh public stockholders.

60. As a result of the actions of Defendants, Plaintiff and the other members of the Class have been and will be damaged in that they have not and will not receive their fair proportion of the value of Tecumseh’s assets and businesses and will be prevented from obtaining appropriate consideration for their shares of Tecumseh common stock.

61. Unless enjoined by this Court, the Defendants will continue to breach their fiduciary duties owed to Plaintiff and the other members of the Class, and may consummate the Proposed Merger which will exclude the Class from its fair proportionate share of Tecumseh’s valuable assets and businesses, all to the irreparable harm of the Class, as aforesaid.

62. Plaintiff and the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which Defendants’ actions threaten to inflict.

COUNT II

CLAIM FOR AIDING AND ABETTING THE

INDIVIDUAL DEFENDANTS’ BREACHES OF FIDUCIARY DUTY

63. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

64. Defendants Mueller and Atlas have knowingly aided and abetted the individual Defendants’ wrongdoing alleged herein. Defendants Mueller and Atlas are also active and necessary participants in the Individual Defendants’ plan to consummate the Proposed Merger on terms that are unfair to Tecumseh shareholders, as Mueller and Atlas seeks to pay as little as possible to Tecumseh shareholders.

65. Plaintiff has no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands relief in their favor and in favor of the Class and against Defendants as follows:

A. Declaring that this action is properly maintainable as a Class action and certifying Plaintiff as a representative of the Class;

B. Enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Merger, unless and until the Company adopts and implements a procedure or process to obtain a merger agreement providing the best possible terms for shareholders;

C. Enjoining Defendants from consummating the Merger Agreement and Proposed Merger unless and until they provide to Tecumseh shareholders all material information in connection with the proposed transaction;

D. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

E. Granting such other and further relief as this Court may deem just and proper.

JURY DEMAND

Plaintiff hereby demands a trial by jury.

Respectfully submitted,

SOMMERS SCHWARTZ, P.C.

Andrew Kochanowski (P55117)
Attorneys for Plaintiff
One Towne Square, Suite 1700 Southfield, MI 48076
(248) 355-0300

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LIFSHITZ & MILLER
Joshua M. Lifshitz
Edward W. Miller Co-Counsel for Plaintiff
821 Franklin Avenue, Suite 209
Garden City, NY 11530
(516) 493-9780

Dated: August 11, 2015

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